FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 9, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 9, 2015 – Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons (Annex DTR3)

2.	Press release dated November 9, 2015 – Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons (Annex DTR3)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2015

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance

LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JENNIFER DUVALIER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05p EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JENNIFER DUVALIER	8.	State the nature of the transaction SHARE DISPOSAL

9.	Number of shares, debentures or financial instruments relating to shares acquired NONE	10.	Percentage of issued class acquired NONE

11.	Number of shares, debentures or financial	12.	Percentage of issued class disposed

	instruments relating to shares disposed 1,461		0.000001%

13.	Price per share or value of transaction 1051 PENCE PER SHARE	14.	Date and place of transaction 6 NOVEMBER 2015, UK

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 10,047 (0.000007%)	16.	Date issuer informed of transaction 6 NOVEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

N/A

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification 9 November 2015

Item 2

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance

LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director PETER RONALD HUTTON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05p EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them PETER RONALD HUTTON	8.	State the nature of the transaction SHARE DISPOSAL

9.	Number of shares, debentures or financial instruments relating to shares acquired NONE	10.	Percentage of issued class acquired NONE

11.	Number of shares, debentures or financial	12.	Percentage of issued class disposed

	instruments relating to shares disposed 1,193		0.0000008%

13.	Price per share or value of transaction 1047 PENCE PER SHARE	14.	Date and place of transaction 6 NOVEMBER 2015, UK

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 30,000 (0.00002%)	16.	Date issuer informed of transaction 9 NOVEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

N/A

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification 9 November 2015